UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-16129

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fluor Corporation Salaried Employees’ Savings Investment Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLUOR CORPORATION

6700 Las Colinas Boulevard

Irving, Texas 75039

Audited Financial Statements

and Supplemental Schedules

Fluor Corporation Salaried Employees’

Savings Investment Plan

As of December 31, 2007 and 2006 and for the year ended

December 31, 2007

with Report of Independent Registered Public Accounting Firm

Fluor Corporation Salaried Employees’

Savings Investment Plan

Index to Audited Financial Statements

and Supplemental Schedules

Schedule
Supplemental Schedules

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2007	I

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007	II

Report of Independent Registered Public Accounting Firm

The Investment Committee

Fluor Corporation Salaried Employees’

Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Fluor Corporation Salaried Employees’ Savings Investment Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of delinquent participant contributions for the year ended December 31, 2007 and schedule of assets (held at end of year) as of December 31, 2007, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Dallas, Texas

June 27, 2008

Fluor Corporation Salaried Employees’ Savings Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
	(In thousands)
Assets
Investments:
Investment in Fluor Corporation Master Trust – at fair value	$2,591,904	$2,291,499
Loans to participants	27,607	26,982
Total investments	2,619,511	2,318,481

Receivables:
Company contributions	16,020	12,915

Net assets available for benefits – at fair value	2,635,531	2,331,396
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,991)	—
Net assets available for benefits	$2,631,540	$2,331,396

See accompanying notes.

Fluor Corporation Salaried Employees’ Savings Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

(In thousands)

Additions (deductions) in net assets:
Contributions:
Participants	$93,070
Company	52,863
Rollovers	10,283
Total contributions	156,216

Investment income:
Share in net investment income of Fluor Corporation Master Trust	266,314
Interest income on participant loans	1,654
Investment income	267,968

Benefits, terminations, and withdrawals	(151,150)
Administrative expenses	(2,091)
Asset transfers from other Fluor plans:
TRS 401(k) Retirement Plan	2,193
Fluor Daniel Craft Employees 401(k) Retirement Plan	27,008
Net increase in net assets available for benefits	300,144

Net assets available for benefits:
Beginning of year	2,331,396
End of year	$2,631,540

See accompanying notes.

Fluor Corporation Salaried Employees’

Savings Investment Plan

Notes to Financial Statements

December 31, 2007

1.  Description of the Plan

The Fluor Corporation Salaried Employees’ Savings Investment Plan (the Plan) is a contributory defined contribution plan sponsored by Fluor Corporation (Fluor or the Company).  It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan includes separate eligibility, contributions, and vesting components for certain groups of employees, as described in detail below.

The following provides only general information about the Plan.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is managed by Fluor’s Global Benefits, Benefits Administrative, and Investment Committees (collectively, the Committees).  The Global Benefits Committee is responsible for plan design and funding strategies, including corporate contributions.  The Benefits Administrative Committee interprets the Plan’s documents and administers the Plan on behalf of participants.  The Investment Committee establishes investment policies and objectives including the investment portfolio diversification and risk concentration guidelines and monitors investment activity and ongoing investment performance.  The Investment Committee may appoint professional investment managers to manage the investment accounts of the Fluor Corporation Master Trust (the Master Trust)  in accordance with ERISA requirements and the Investment Committee’s guidelines.

The Master Trust Agreement requires that The Northern Trust Company (the Trustee), either directly or indirectly, hold the Plan’s assets in a master trust and administer and distribute those assets in accordance with the Plan and the instructions of the Committees, or their designees.

During 2007, the Company’s Benefits Administrative Committee resolved to merge the participants and assets of the Fluor Daniel Craft Employees 401(k) Retirement Plan into the Plan effective December 31, 2007.  All eligible participants and assets of the Fluor Daniel Craft Employees 401(k) Retirement Plan were transferred into the Plan effective December 31, 2007 totaling approximately $26,350,437. Asset transfers from the Fluor Daniel Craft Employees 401(k) Retirement Plan also consist of transfers during the year for participants who transferred into the Plan.

Eligibility, Contributions, and Vesting - Fluor Salaried 401(k)

Salaried employees of Fluor and certain of its subsidiaries are immediately eligible to participate in the Plan, which consists of two Parts, A and B.  The Part A portion of the Plan is the after-tax contributions authorized by the participant.  Effective January 1, 1994, no additional contributions are allowed to be made under Part A.  The Part B portion of the Plan refers to the pre-tax contribution authorized by the participant.

Part A includes those provisions of the Plan in effect prior to March 1, 1985 and those in effect subsequent to that date allowing eligible participants to contribute to the Plan amounts which are includable in their gross income for federal income tax purposes.    Part B incorporates provisions allowing participants to agree that the Company

Fluor Corporation Salaried Employees’

Savings Investment Plan

Notes to Financial Statements (continued)

will contribute to the Plan an amount equal to the amount by which the participants have elected to reduce their basic monthly compensation for federal income tax purposes, as defined in the Plan.

Participants in Part B may elect to contribute an amount ranging from 1 percent of their compensation, as defined, to a maximum percentage determined by the Global Benefits Committee.  For the year ended December 31, 2007, the maximum percentage was 20 percent; however, the maximum contribution percentage may be decreased for highly compensated employees. Participants who have attained age fifty before the end of the plan year are eligible to make catch-up contributions.

Participants may change their contribution percentages at their own discretion; such contribution percentage changes shall become effective as soon as administratively possible following receipt of the change request by the recordkeeper.

The Company matches participant contributions at a rate determined annually by the Company.  Employees must complete one year of continuous service, as defined, in order to become eligible for the Company match.  There is no guaranteed minimum for matching contributions.  The Company’s matching contributions are invested in the same funds as the participant contributions and may be subsequently transferred to other funds.  For the year ended December 31, 2007, the Company matched salaried participant contributions up to a maximum of 5 percent of each participant’s compensation.

Participants are fully vested at all times in all contributions and earnings thereon.

Eligibility, Contributions, and Vesting - AMECO Salaried 401(k)

For participants whose balances merged into the Plan from the AMECO and Subsidiaries Salaried Employees 401(k) Plan (AMECO Salaried 401(k)), the Company matches participant contributions at a rate determined annually by American Equipment Company, Inc. and Subsidiaries (AMECO), a wholly-owned subsidiary of the Company.  Participants must complete one year of continuous service, as defined, in order to become eligible for the Company match.  There is no guaranteed minimum for matching contributions.  AMECO’s matching contributions are invested in the same funds as the participant contributions and may be subsequently transferred to other funds.  For the year ended December 31, 2007, the Company matched participant contributions up to a maximum of 5 percent of each participant’s eligible compensation.

Any employee, who first became a participant in the AMECO Salaried 401(k) on or after January 1, 2002, is vested 100 percent in the Company match after three years of vested service.  Beginning January 1, 2007, matching contributions to the Plan are 100% vested.  The non-vested portions of terminated participant accounts are available to reduce Company contributions to the Plan or to pay expenses of administering the Plan, at the discretion of the Benefits Administrative Committee.  Participants who terminate service by reason of retirement, death, or permanent and total disability become fully vested upon termination of service.

Fluor Corporation Salaried Employees’

Savings Investment Plan

Notes to Financial Statements (Continued)

Eligibility, Contributions, and Vesting - AK Steel Project

The Company matches participant contributions at a rate determined by the AK Steel Project.  Participants must complete one year of continuous service, as defined, in order to become eligible for the Company match.  There is no guaranteed minimum for matching contributions.  The Company’s matching contributions are invested in the same funds as the participant contributions and may be subsequently transferred to other funds.  For the year ended December 31, 2007, the Company matched salaried participant contributions up to a maximum of 4 percent of each participant’s compensation.

Participants are fully vested at all times in all contributions and earnings thereon.

Eligibility, Contributions, and Vesting - Fluor Salaried Performance

The Company may make an annual contribution to an account in each salaried participant’s name for participants that meet the one year of service eligibility requirement, excluding participants in the former AMECO Salaried 401(k) and employees of the AK Steel Project.  No minimum contribution by the Company to the Plan is required in any Plan year.  The Company’s contribution is determined at the discretion of the Global Benefits Committee and may not exceed 15 percent of the aggregate eligible compensation of  the participants, as defined in the Plan.  For the year ended December 31, 2007, Fluor contributed 2 percent of participants’ eligible compensation to the Plan.

Participants vest in Company contributions based on length of service, as defined by the various vesting schedules under the Plan.

The non-vested portion of terminated participant accounts is available to reduce Fluor contributions to the Plan or to pay expenses of administering the Plan, at the discretion of the Benefits Administrative Committee.  Participants who terminate service by reason of retirement, death, or permanent and total disability become fully vested upon termination of service.

Benefits, Terminations, and Withdrawals

Upon total and permanent disability, death or retirement, participants are eligible to receive a distribution of the full value of their accounts. If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance.  Distributions are made in lump-sum, and participants invested in Fluor common stock may request Fluor common shares valued at current market value in lieu of or in combination with cash.  If the account balance is $1,000 or less, a distribution will be made in a lump sum following the end of employment unless the participant elects a direct rollover of such account balance. If the amount to be distributed exceeds $1,000, and the participant does not request a distribution, the participant’s account shall remain in the Plan and may be withdrawn or distributed at the participant’s request, or as minimum required distributions beginning when the participant attains age 70½.  When a participant dies, the entire amount in the participant’s account is allocated to the participant’s beneficiary(ies), as described in the Plan document.

Fluor Corporation Salaried Employees’

Savings Investment Plan

Notes to Financial Statements (Continued)

Under certain hardship conditions, as defined in the Plan document, participants may elect to withdraw a portion of their account balance at any time during the Plan year.    Participants may also withdraw after-tax contributions attributable to their account at any time during the Plan year.  Additionally, participants who have reached age   59 ½ have the option of withdrawing all or part of their vested account balance at any time.

Participant Loans

The Plan allows participants to borrow up to one-half of their account balance, not to exceed $50,000 reduced by their highest loan balance in the previous 12 months.  Such loans bear interest at the prime rate and are payable through payroll deductions or monthly installments, if the employee is on unpaid leave of absence or terminated from service, for up to a 15-year period for a primary residence loan or a five-year period for all other loans.  Participants are only allowed one outstanding loan.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated July 11, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related Trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan’s Benefits Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related Trust is tax-exempt.

Participant Accounts

An individual account is maintained for each participant in each designated fund.  Each account is adjusted daily for contributions and net investment income or loss allocated to the individual participants in each Fund.  Participants are allowed to transfer a portion or all of the balance in their accounts from one investment fund to any other investment fund on a daily basis.  However, participants can transfer a portion or all of the balance in their accounts into Fluor common stock and non-U.S. equities only once per calendar month.  Effective March 6, 2008, participants can transfer a portion or all of the balance in their accounts into Large Cap Growth, Large Cap Value, Small Cap Growth or Small Cap Vaue only once per calendar month.  If no funds are selected, then the contributions are designated to the LifePath® funds managed by Barclays Global Investors, N.A. (BGI) and may be subsequently allocated to other funds at the discretion of the participant.

Other Provisions

Participants may contribute distributions into the Plan that were received from previous employers’ qualified retirement plans (rollover contribution).  If a participant transfers to or from another wholly-owned subsidiary of Fluor that does not participate in the Plan, the participant’s entire account balance may be transferred to or from any other Fluor-sponsored plan.

While the Company has not expressed any intent to terminate the Plan, it has the right to do so at any time.  In the event of plan termination, participants will become 100 percent vested in their accounts.

Fluor Corporation Salaried Employees’

Savings Investment Plan

Notes to Financial Statements (Continued)

2.  Summary of Significant Accounting Policies

Investments

The Plan’s investments, except for participant loans, are commingled with the investments of various other employee benefit plans sponsored by Fluor and certain of its subsidiaries and affiliates, in the Master Trust.  The Plan’s investments, including the underlying investments of the Master Trust, are stated at fair value or estimated fair value as follows:

Investments in government securities, bonds, corporate equity securities, including Fluor common stock, are valued at the last reported sale price on the last business day of the Plan year.  Securities not traded on the last business day are valued at the last reported bid price.  The estimated fair value of the investments in the common or collective trusts represent the underlying net asset value of the shares or units of such funds as determined by the issuer. The self-directed brokerage account is comprised of participant-directed investments in mutual funds.  Mutual funds are valued at fair value which represents the net asset value of the shares of such fund as of the close of business at the end of the period.  Participant loans are valued at unpaid principal balances.

Investments in the stable value fund are stated at the fair value of the underlying synthetic guaranteed investment contracts (“synthetic GICs”). The fair value of synthetic GICs is calculated based on the fair values of the underlying securities. A synthetic GIC is comprised of two components, an underlying asset and a “wrapper” contract. Wrapper contracts essentially modify the investment characteristics of underlying securities to those of guaranteed investment contracts.  A guaranteed investment contract is an insurance contract that guarantees its owner principal repayment and a stated rate of interest for a predetermined period ot time. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract value.  Contract value represents contributions made, plus interest earned, less withdrawals. Benefit-responsive distributions are generally defined as a withdrawal due to a participant’s retirement, disability or death, or participant-directed transfers, in accordance with the terms of the Plan.

Derivative instruments are recorded at their fair values with changes in fair values reported in the Statement of Changes in Net Assets Available for Benefits in the “Share in net investment income of Fluor Corporation Master Trust” in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Derivatives in the Master Trust primarily consist of foreign exchange forward contracts that are used to manage risks related to exposures in foreign currency. The Master Trust may also invest in fixed income and cash and cash equivalent futures; fixed income, cash and cash equivalents, and other options; swaps; mortgage derivatives; and structured notes.

Net investment income (loss) of Master Trust Accounts is allocated daily to the Plan based on the ratio of fair values of the Plan’s investment in each Master Trust Account to the total fair value of the related Master Trust Account as of the beginning of the day.

Fluor Corporation Salaried Employees’

Savings Investment Plan

Notes to Financial Statements (Continued)

Purchases and sales of investments are recorded on the trade date.  Realized gains or losses on sales, redemptions, or distributions of investments are based upon each investment manager’s average historical cost.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Master Trust invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Master Trust’s concentrations of credit risk are dictated by the Plan’s provisions, as well as those of ERISA and participants’ investment preferences (Note 1).  The Master Trust’s exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each insurance company.  The Investment Committee believes that no significant concentrations of credit risk exist within any investment option at December 31, 2007 and 2006.

Estimated fair values of investments in the common or collective trusts may differ significantly from what their values would have been had a ready market for such investments existed because of the inherent uncertainty of valuation in the absence of readily ascertainable fair values.

Contributions

Participant contributions are recorded when the Company makes payroll deductions from the participants’ compensation.  Company matching contributions, if any, are recorded at the same time as the participant contribution. Contributions are funded to the Plan following the payroll payment date.

The annual Fluor Salaried Performance contribution is recorded at the end of the Plan year, and is paid by Fluor in the following year.  The contribution may be made in cash or by transfer of certain other assets held by Fluor.  Non-vested forfeitures applied to reduce Company contributions were approximately $1,412,000 and $1,301,000 at December 31, 2007 and 2006, respectively.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Reclassification

In 2007, Plan management determined that all Plan assets, with the exception of participant loans, are held by the Fluor Corporation Master Trust.  As a result, mutual funds, the Short-Term Investment Fund (a common or collective trust), and interest and dividends receivable as reported in the 2006 financial statements have been reclassified to Investment in Fluor Corporation Master Trust to conform to the 2007 presentation.

Fluor Corporation Salaried Employees’

Savings Investment Plan

Notes to Financial Statements (Continued)

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a common definition for fair value to be applied, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosure about such fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The impact of the adoption of SFAS 157 on the Plan’s Statements of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits is not yet known.

3.  Master Trust Accounts

Investments

Fluor Corporation Master Trust - Fluor manages the Plan, the TRS 401(k) Retirement Plan and the Fluor Daniel Craft Employees 401(k) Retirement Plan (collectively, the “Fluor Corporation DC Investments”) and the Defined Benefit Plan of Fluor Corporation and Participating Subsidiaries (“Fluor Corporation DB Investments”). On January 2, 2007, the Fluor Corporation DB Investments were transferred into a separate account within the Master Trust and were no longer commingled with the Fluor Corporation DC Investments.  As a result, the 2007 Fluor Corporation DC Investments are presented as a single master trust investment account because all the investments are participant-directed.  The 2006 amounts have been reclassified to conform to the 2007 presentation.

The net assets at fair value of the Master Trust consist of the following as of December 31, 2007 and 2006:

	2007	2006
	(In thousands)
Assets
Fluor Corporation DC Investments	$2,611,533	$2,334,465
Fluor Corporation DB Investments	510,762	439,166
Net Assets of the Fluor Corporation Master Trust - at fair value	3,122,295	2,773,631

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,023)	—
Net Assets of the Fluor Corporation Master Trust	$3,118,272	$2,773,631

Investment income for the Master Trust is as follows for the year ended December 31, 2007:

2007
(In thousands)
Investment income
Fluor Corporation DC Investments	$272,558
Fluor Corporation DB Investments	52,622
Total investment income	$325,180

Fluor Corporation Salaried Employees’

Savings Investment Plan

Notes to Financial Statements (Continued)

Fluor Corporation DC Investments - The Plan’s investments consist of a proportionate interest in the Fluor Corporation DC Investments held by the Master Trust.

Assets

The net assets of the Fluor Corporation DC Investments and the percentage interests held by the Plan as of December 31, 2007 and 2006, were as follows:

	Fluor Corporation DC Investments		Interest Held by Plan
	2007	2006	2007	2006
	(In thousands)
Assets
Government securities	$21,881	$61,457	99.10%	98.48%
Securities lending arrangements:
Corporate equity securities	71,706	78,254	99.21	98.32
Government securities	2,159	27,236	99.12	98.49
Bonds and notes	1,029	2,114	99.13	98.49
Securities lending collateral - cash	76,337	103,493	99.21	98.36
Securities lending collateral - non-cash	868	7,140	99.19	98.46
Bonds	42,155	41,864	99.10	98.49
Common or collective trusts	1,064,130	1,096,713	99.34	97.95
Mutual fund	1,141	—	99.39	—
Synthetic guaranteed investment contracts	469,056	—	99.21	—
Deposits	—	4,401	—	97.96
Foreign currency and cash	4,098	183,782	99.17	98.47
Corporate equity securities	668,347	507,283	99.00	97.91
Foreign currency exchange contracts	33,251	49,583	99.22	98.51
Rights and warrants	—	681	—	98.53
Investment income receivable	1,347	9,776	99.03	98.05
Due from brokers for securities purchased	8,533	150,804	99.02	98.49
Self-directed brokerage account(1) - mutual funds	261,020	245,836	99.63	99.06
Total assets	2,727,058	2,570,417	99.25	98.18

Liabilities
Accrued expenses	(1,080)	(46)	99.17	100.00
Foreign currency exchange contracts	(33,413)	(49,434)	99.22	98.51
Due to brokers for securities purchased	(3,827)	(75,839)	99.09	98.48
Obligation to return collateral - cash	(76,337)	(103,493)	99.21	98.36
Obligation to return collateral - non-cash	(868)	(7,140)	99.19	98.46
Total liabilities	(115,525)	(235,952)	99.21	98.43

Net assets of the Fluor Corporation DC Investments – at fair value	2,611,533	2,334,465	99.25	98.16
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,023)	—	99.20	—
Net assets of the Fluor Corporation DC Investments	$2,607,510	$2,334,465	99.25%	98.16%

(1)  Until July 2007, funds were held in a mutual fund window account.  Beginning in July 2007, the funds were transferred to the self-directed brokerage account.

Fluor Corporation Salaried Employees’

Savings Investment Plan

Notes to Financial Statements (Continued)

The Master Trust has a security lending program with the Trustee whereby the Trustee is authorized to lend securities owned by the Master Trust (other than Fluor common stock, investment properties, mortgage notes, and commingled funds) to a select number of qualified borrowers (generally national and international brokerage firms).  Pursuant to the agreement, security borrowers are authorized to use borrowed securities to settle trades and are obligated to return the securities to the Master Trust.  All borrowed securities are secured by collateral  held by the Trustee which have a fair value no less than the fair value of the borrowed securities at all times. As of December 31, 2007 and 2006, in the event a security borrower is unable to fulfill its obligation to return borrowed securities and the collateral is not sufficient to purchase identical securities, the deficiency is allocated to all entities participating in the Trustee’s security lending program on a pro rata basis. No such deficiencies were allocated to the, Master Trust during the year ended December 31, 2007. Effective January 16, 2008, the Master Trust is fully indemnified by the Trustee against any losses incurred as a result of borrower default. Securities lending net income of approximately $493,000 was earned under the lending agreement during the year ended December 31, 2007.

Investment Income

Investment income for the Fluor Corporation DC Investments and the Plan’s share in investment income for the year ended December 31, 2007, is as follows:

	Fluor Corporation DC Investments	Interest Held by Plan
	(In thousands)
Net appreciation (depreciation) in fair value of investments
At quoted market prices
Government securities	$535	97.57%
Corporate equity securities	176,221	97.35
Bonds	(964)	97.72
Self-directed brokerage account – mutual funds	31,942	98.72
Mutual fund	7	100.00
Other	(450)	98.22
Total at quoted market prices	207,291	97.56

At estimated fair value
Common or collective trusts	39,611	98.36
Total at estimated fair value	39,611	98.36

Total net appreciation	246,902	97.69
Interest on synthetic guaranteed investment contracts	23,452	98.11
Securities lending income	6,186	98.24
Interest	3,728	97.72
Dividends	6,693	97.76
Other income	62	93.55
Securities lending expense	(5,693)	98.24
Investment management and administrative expenses	(8,772)	98.22
Total investment income	$272,558	97.71%

Other than the Plan’s interest in the Master Trust, there are no assets held for investment that represent more than 5 percent or more of the Plan’s net assets at December 31, 2007 and 2006.

Fluor Corporation Salaried Employees’

Savings Investment Plan

Notes to Financial Statements (Continued)

4.  Stable Value Fund

Beginning January 2, 2007, the Plan’s investment in the Master Trust through its investment in the Fluor Corporation DC Investments included amounts in a Stable Value Fund, which was established for the investment of the assets of all participating plans.  Each participating plan has an undivided interest in the Stable Value Fund.  At December 31, 2007, the Plan’s interests in the net assets of the Stable Value Fund was 99.21% of the total Stable Value Fund.  Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating Plans on a daily basis.

Investments held in the Stable Value Fund as of December 31, 2007 were as follows:

2007

Synthetic guaranteed investment contracts (at contract value)	$424,916,326
Common or collective trusts	40,117,230
Total	$465,033,556

Investment income, net of expenses, of the Stable Value Fund totaled $22,743,878 for the year ended December 31, 2007.

The Stable Value Fund enters into participating or hybrid contracts. In a participating contract, the contract holder participates in asset and liability risks.  In a hybrid contract, the contract holder shares in the asset and liability risks with the contract provider. In the case of a full liquidation event, the issuer is responsible for covering any amount by which the contract value exceeds the fair value of the underlying portfolio.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, synthetic GIC contracts have the risk of default or the lack of liquidity of the underlying portfolio assets.

The primary variables impacting the future crediting rates of the synthetic GICs are driven by the performance of the underlying assets.

The Stable Value Fund is designed to reset its respective crediting rate on a quarterly basis and cannot credit an interest rate that is less than zero percent.

The crediting rate of the Stable Value Fund tracks current market yields on a trailing basis. The rate reset allows the Stable Value Fund to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of the Stable Value Fund has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates.

The weighted-average yield (excluding administrative expenses) earned by the Stable Value Fund at December 31, 2007 was 5.14%.  The weighted-average yield earned by the Stable Value Fund with an adjustment to reflect the actual interest rate credited to participants in the Stable Value Fund at December 31, 2007 was 5.53%.

Fluor Corporation Salaried Employees’

Savings Investment Plan

Notes to Financial Statements (Continued)

In certain circumstances, the amounts withdrawn  are considered not in the ordinary course of Stable Value Fund operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; such events may include material amendments to the Stable Value Fund’s structure or administration, changes to the participating plans’ competing investment options including the elimination of equity wash provisions, complete or partial termination of the Stable Value Fund, including a merger with another fund, the failure of the Stable Value Fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, the redemption of all or a portion of the interests in the Stable Value Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan, any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Stable Value Fund or participating plans, and the delivery of any communication to plan participants designed to influence a participant not to invest in the Stable Value Fund.

At this time, Plan management does not believe that the occurrence of any such market value event, which would limit the Stable Value Fund’s ability to transact at contract value with participants, is probable.

5. Related Party Transactions

Certain Plan investments in the common or collective trusts accounts are managed by The Northern Trust Company, BGI, and Aberdeen Asset Management, Inc. (Aberdeen).  The Northern Trust Company is the trustee and BGI and Aberdeen are investment managers, all of whom have fiduciary responsibility to the Plan.  These transactions qualify as party-in-interest transactions.  Additionally, a portion of the Plan’s assets are invested in Fluor’s common stock.  Because Fluor is the Plan sponsor, transactions involving Fluor’s common stock qualify as party-in-interest transactions.  Master Trust holdings for Northern Trust, BGI, Aberdeen and Fluor stock amounted to approximately $139,479,000, $909,120,000, $11,169,000 and $254,788,000 as of December 31, 2007.  Master Trust holdings for Northern Trust, BGI, Aberdeen and Fluor stock amounted to approximately $810,561,000, $248,742,000, $11,147,000 and $170,546,000 as of December 31, 2006.  All of these party-in-interest transactions are exempt from the prohibited transaction rules.

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2007	2006
	(In thousands)
Net assets available for benefits per the financial statements	$2,631,540	$2,331,396
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,991	—
Less: Benefits payable	(748)	—
Net assets available for benefits per the Form 5500	$2,634,783	$2,331,396

Fluor Corporation Salaried Employees’

Savings Investment Plan

Notes to Financial Statements (Continued)

The following is a reconciliation of the net increase per the financial statements to net income per the Form 5500 for the year ended December 31, 2007:

2007

Net increase per the financial statements	$300,144
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,991
Less: Benefits payable	(748)
Net income per the Form 5500	$303,387

The accompanying financial statements present fully benefit responsive contracts at contract value.  The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value.  Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

The following is a reconciliation of benefits, terminations, and withdrawals per the financial statements to the Form 5500:

Year Ended December 31, 2007
(In thousands)
Benefits, terminations, and withdrawals per financial statements	$151,150
Add: Benefits payable at end of year	748
Less: Benefits payable at beginning of year	—
Benefits, terminations, and withdrawals to participants per the Form 5500	$151,898

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31, 2007 but had not been paid as of that date.

7. Subsequent Events

Effective January 1, 2008, the Plan was renamed the Fluor Corporation Employees’ Savings Investment Plan.  In addition, the following changes were made to the provisions of the Plan effective January 1, 2008:

•                  Eligible employees will include every hourly employee employed by Fluor Daniel Craft (Craft Employees), except those specifically excluded by the Plan provisions;

•                  Craft Employees will be eligible for Company matching contributions but not eligible for Company Performance Contributions;

•                  Company matching contributions made to the Plan will be intended to satisfy the “safe harbor” requirements of Sections 401(k)(12) and 401(m)(11) of the Code.  For each participant who has completed one year of service, the matching contribution will be equal to 100% of the first 5% of compensation contributed to the Plan.

Supplemental Schedules

Schedule I

Fluor Corporation Salaried Employees’

Savings Investment Plan

Schedule H; Line 4a - Schedule of Delinquent Participant Contributions

EIN:  33-0927079

Plan:  002

Year ended December 31, 2007

Participant Contributions Transferred Late to Plan		Total that Constitute Nonexempt Prohibited Transactions

$4,069	*	$4,069

*   All contributions transferred late to the Plan were deposited into the Fluor Corporation Master Trust no later than June 2008 with interest.

Schedule II

Fluor Corporation Salaried Employees’

Savings Investment Plan

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

EIN:  33-0927079

Plan:  002

December 31, 2007

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

Loans to Participants *	Interest rates ranging from 4.00% to 9.50%	—	$27,606,757

*   Party-in-interest investment that is not a “prohibited investment” under the Employee Retirement Income Security Act of 1974.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Fluor Corporation Salaried Employees’ Savings Investment Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2008

Fluor Corporation Salaried Employees’ Savings Investment Plan

By:	/s/ H. Steven Gilbert
H. Steven Gilbert
Member, Investment Committee

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Independent Registered Public Accounting Firm